Exhibit 99.3

22 September 2005

Cable & Wireless reacts to BT undertakings to Ofcom

Commenting on the Ofcom Board’s decision to accept BT’s written undertakings in lieu of an Enterprise Act referral, Cable & Wireless chief executive Francesco Caio said:

“The undertakings that Ofcom has won and the new division BT has had to create demonstrate the effect its monopoly control of access has had in undermining competition to date. Together, they present an opportunity to drive real change but there is still a difficult journey ahead.

“BT’s service to its competitors remains inadequate. As the Telecom Adjudicator reports, “right first time delivery” has gone backwards for two consecutive months. That means that one in four customers do not get a service that works on the agreed date.

“Openreach must improve dramatically on BT’s performance in consistent and reliable, right first time, delivery of local loop unbundling. It is that, not the name on the vans, that customers and Ofcom will watch to see if these pledges will deliver the innovation and choice that have eluded UK consumers for too long.

“Today’s undertakings and the new division must deliver, monitor and sustain a real change in behaviour to achieve consistently improving performance. We will continue to work hard to support the new processes and we’ll be watching closely to ensure that today’s promises turn into concrete actions.”

Notes to editors:
BT’s own figures (at www.btinterconnect/llunbundle/kpi/OFCOMweekly.xls) show that they are still failing to meet industry agreed targets in transferring customers who want to leave BT for competing services. “On time” transfer performance has averaged only 83 per cent since 1 August against a target of 95 per cent and, in the week beginning 11 September, 41 per cent of pre-order inquiries – through which BT confirms essential customer details – were rejected by BT’s automated system, against an agreed target to limit failures to no more than 15 per cent.

Contacts:

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Media:

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Tel: +44 (0)20 7315 4013

Steve Double
Group Head of Media Communications
Tel: +44 (0)1344 726 946
Mob: +44 (0)7917 067 580

Cable & Wireless press office
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